Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Earnings:
Loss before income taxes	$(228,913)	$(601,378)	$(760,198)	$(1,063,732)
Adjustments:
Fixed charges	78,282	65,635	220,676	227,196
Income from equity investees	97	6,828	981	23,615
Amortization of capitalized interest	71	88	357	265
Capitalized interest	(94)	—	(94)	(1)
	$(150,557)	$(528,827)	$(538,278)	$(812,657)

Fixed Charges:
Interest expense	$75,688	$62,233	$211,662	$182,587
Loss on early extinguishment of debt	—	(158)	2,022	33,039
Portion of rental expense representative of interest	2,500	3,560	6,898	11,569
Capitalized interest	94	—	94	1
	$78,282	$65,635	$220,676	$227,196

Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended September 30, 2014 and September 30, 2013, and for the nine months ended September 30, 2014 and September 30, 2013. Additional earnings of $228,839, $594,462, $758,954, and $1,039,853 respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.